Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, NY 10019-6022 United States

Direct line +1 212-318-3168
Rajiv.Khanna @nortonrosefulbright.com

Tel+1 212 318 3000
Fax +1 212 408 5100
nortonrosefulbright.com

July 25, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shanick
Erin Purnell

Re:	SRIVARU Holding Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed on July 19, 2024
File No. 333-279843
SEC Comment Letter dated July 23, 2024

Dear Mmes. O’Shanick and Purnell:

On behalf of SRIVARU Holding Limited (“SRIVARU”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 3 (including certain exhibits) (“Amendment No. 3”) to the Registrant’s above-referenced Amendment No. 2 to Registration Statement on Form F-1 (the “Amendment No. 2”). This letter and Amendment No. 3 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated July 23, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 3 marked to indicate the changes from the Amendment No. 2 that was filed on July 19, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 3.

Mrs. Jenny O’Shanick and Mrs. Erin Purnell

Securities and Exchange Commission

July 25, 2024

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1.	We note that you entered into a purchase agreement with Ionic Ventures. Given that the securities to be offered by Ionic Ventures are subject to terms and conditions that are significantly different from the other shares to be offered on this prospectus, please tell us why you are including the shares to be offered by Ionic in the same prospectus as the shares related to the business combination, instead of as two separate prospectuses within the same registration statement. Either in this prospectus or in a separate prospectus, please revise your disclosure to:

	●	describe the placement agency agreement with Maxim Group LLC on the cover page;

	●	update your disclosures in The Offering, Risk Factors, Use of Proceeds and Plan of Distribution to address the arrangements with Ionic Ventures and Maxim Group LLC;

	●	revise the cover page and the Selling Securityholders table to state Ionic Ventures’ potential ownership percentage if all shares subject to the purchase agreement are sold; and

	●	clarify on the cover page and in Plan of Distribution that Ionic Ventures is an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.13.

Response: We have revised Amendment No. 3 to have two separate prospectuses as requested and updated the Ionic Prospectus (as defined in Amendment No. 3) with the information above.

2.	Please fill in the last reported share price information as of the most recent practicable date, and update this disclosure as necessary.

Response: We have filled in the last reported share price information as of July 22, 2024.

Beneficial Ownership of Securities, page 77

3.	We note your disclosure that the table reflects information as of May 29, 2024. Please revise to provide information as of the most recent practicable date, and continue to update as necessary. In addition, please explain why Walleye Capital was removed from the table. Refer to Item 6.E. of Form 20-F.

Response: We have updated the disclosure to reflect information as of July 22, 2024. Walleye Capital was removed from the table because they no longer own any of our ordinary shares.

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Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mrs. Jenny O’Shanick and Mrs. Erin Purnell

Securities and Exchange Commission

July 25, 2024

We hope that the foregoing has been helpful to the Staff’s understanding of SRIVARU’s disclosure and that the disclosure modifications in Amendment No. 3 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Limited)
Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.